Press release

Skandia

31 July 2002

02049169

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

Financial effects for the first half of 2002

According to information presented in connection with the interim report for the first quarter of 2002, a 1% increase/decrease in the stock market would have a one-time effect on the operating result of SEK 188 million. This one-time effect is mainly attributable to an increase/decrease in future fees based on fund values. During the second quarter the aggregate negative effect on the result is estimated to be in the range of 12%-14%. The negative effect was moderated during the second quarter mainly by the adaptation of customers' investment behaviour toward a greater preference for money market funds compared with previous periods, but also by some protection against the stock market decline provided by derivative instruments.

Financial effects during the first quarter were negative in the amount of SEK 690 million. The aggregate result charge for the first half of the year is thus estimated to be in the range of SEK 3.0 billion to SEK 3.3 billion.

Other valuation matters

Skandia has a restrictive investment policy. Consequently, exposure to loan losses in the bond portfolio is limited. Similarly, only a small portion of the group's investment assets is invested in equity funds. Consequently, the value decline in the equities portfolio during the second quarter was less than SEK 0.2 billion.

At the half-year mark there was no need for write-downs of deferred acquisition costs in the balance sheet.

The interim report for the second quarter and sales figures for the month of July will be released on 8 August 2002.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel +46 8 788 3643

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Skandia Insurance Company Ltd (publ)
Domicile: Stockholm, Sweden
Reg. No: 502017-3083